SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on the lease of Ishibras and ICMS Tax of P-36

Rio de Janeiro, May 12th, 2010, Petróleo Brasileiro S.A. – Petrobras clarifies the news issued by the Brazilian media concerning the lease of the Ishibrás shipyard area and ICMS payment to the State of Rio de Janeiro related to Platform P-36.

The Company confirms that it is assessing the possibility of leasing the Ishibrás shipyard, located in Rio de Janeiro and that for such, it is in negotiation with the current owners of the shipyard, with the Government of the State of Rio de Janeiro and with the City Hall of Rio de Janeiro with the aim of minimizing the tax burden. However, as of now, negotiations have not yet been concluded and no agreement or contract has been executed by Petrobras.

Concerning ICMS (State Sales and Services Tax) collection, the company clarifies that in 2001, the Platform P-36 was imported by Petrobras for temporary admission, under the scope of the tax suspension customs system (REPETRO) and therefore in this occasion state taxes were not due.

With the sinking of the platform, the State started the collection of the ICMS which had been suspended through a tax foreclosure suit against Petrobras.

In February 2010, with the unfavorable judgment in the last level of appeal in the State Court of Appeals of Rio de Janeiro, Petrobras started to assess the legal aspects of the suit and the economic stemming from the utilization of the tax amnesty benefits provided in State Law no. 5.647, of 01/18/2010, which permits the elimination of fines and the expressive reduction of other charges, in addition to the possibility of payment with judicial orders.

Given that the current deadline for the taxpayer’s manifestation of interest to adhere to the conditions of payment is 05/30/2010, Petrobras is assessing the alternatives of either continuing the legal discussion or adhering to the conditions of payment of the referred to State Law. Moreover, the State of Rio de Janeiro has committed itself to analyze the tax benefits related to other projects in negotiation.

www.petrobras.com.br/ri
Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.